

May 18, 2016

Mail Stop 4628

Keith Cozza
Chief Executive Officer
Icahn Enterprises L.P.
Icahn Enterprises Holdings L.P.
767 Fifth Avenue, Suite 4700
New York, NY 10153

> **Re:** **Icahn Enterprises L.P.**
> **Icahn Enterprises Holdings L.P.**
> **Form 10-K for the Fiscal Year ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 001-09516**
> **File No. 333-118021-01**

Dear Mr. Cozza:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2015

Business, page 1

The Icahn Strategy, page 2

1.   We note your disclosure explaining that the year-end price of your depositary units reflected an increase of approximately 1,024% over a sixteen year period, since January 1, 2000 (including reinvestment of distributions into additional depositary units and taking into account in-kind distributions of depositary units), with comparison to the S&P 500, Dow Jones Industrial and Russell 2000 indices, having increased approximately 89%, 122% and 178%, respectively, over the same period (including reinvestment of distributions into those indices).

Please expand your disclosure to clarify your objective in presenting the measure of price increase and comparisons and if similar measures would not reflect a consistent pattern of increase during other timeframes within the sixteen year period, such as the three, five or eight preceding fiscal years, then please also address the range of divergence and any material anomalies that may be apparent in such other measures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding our comments and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief